SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 16)
Under the Securities and Exchange Act of 1934

MFS Government Markets Income Trust (MGF)
(Name of Issuer)

Common Stock
(Title of Class of Securities)

552939100
(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc.,
d/b/a Karpus Investment Management
183 Sully?s Trail
Pittsford, New York 14534
(585) 586-4680
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

June 9, 2006
(Date of Event which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the Acquisition which is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box. [ ]

(Page 1 of 5 pages)
(There are no exhibits.)

Item 1.  Security and Issuer

Common Stock
MFS Government Markets Income Trust
MFS Funds
500 Boylston Street
Boston, Massachusetts 02116


Item 2.  Identity and Background

(a) Karpus Management, Inc. d/b/a Karpus Investment Management (?KIM?), George W. Karpus, President, Director and Controlling Stockholder, Jo Ann Van Degriff, Vice-President and Director, and Sophie Karpus, Director.

(b) The address of KIM?s principal place of business and principal office is 183 Sully?s Trail, Pittsford, New York 14534.

(c) Principal business and occupation - Investment management for individuals, pension plans, profit sharing plans, corporations, endowments, trusts and others.

(d) None of George W. Karpus, Jo Ann Van Degriff or Sophie Karpus (the ?Principals?) or KIM has been convicted in the past 5 years of any criminal proceeding (excluding traffic violations).

(e) During the last five years none of the principals or KIM has been a party to a civil proceeding as a result of which any of them is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Principals is a United States citizen. KIM is a New York corporation.


Item 3.  Source and Amount of Funds or Other Considerations

KIM, an independent investment advisor, has accumulated 3,758,212 shares of MGF on behalf of accounts that are managed by KIM (the ?Accounts?)
under limited powers of attorney, which represents 7.21% of the outstanding shares. All funds that have been utilized in making such purchases are from such Accounts.


Item 4.  Purpose of Transaction

KIM has purchased Shares for the Accounts for investment purposes. However, KIM reserves the right to contact management with regard to concerns that they have with respect to the Fund. This may include letters to the Board and/or other communications with Fund management. Being an independent registered investment advisor, with a specialty focus in closed end funds, the profile of MGF fit the investment guidelines for various Accounts. Shares have been acquired since October 21, 1992.


Item 5.  Interest in Securities of the Issuer

(a) As of the date of this Report, KIM represents beneficial ownership of 3,758,212 shares, which represents 7.21% of the outstanding Shares. George W. Karpus currently owns 2,400 shares purchased on January
8, 2004 at $6.82 (1500 shares) and November 8 at $6.54 (900 shares).
 Sophie Karpus presently owns 4,000 shares purchased December 29,
1999 at a price of $5.75 (300 shares), December 26, 2003 at $6.77 (550 shares), and November 2, 2004 at $6.63 (1300 shares), May 16, 2005 at a price of $6.63 (1850 shares). Karpus Profit Sharing Plan presently owns 2,900 shares purchased November 13, 2001 at a price of $6.73
(1050 shares), July 2, 2003 at $6.95 (1150 shares), July 30, 2004 at $6.48
(600 shares), and August 2, 2004 at $6.48 (100 shares). Karpus Investment Management Defined Benefit Plan currently owns 3,300 shares purchased on September 2, 2003 at $6.65 (850 shares), April 29, 2004 at $6.53 (270 shares), September 15, at $6.59 (1180 shares) and April 20, 2006 at $6.26 (1000 shares). None of the other Principles of KIM presently own shares of MGF.

(b) KIM has the sole power to dispose of and to vote all such Shares under limited powers of attorney.

(c) Below are the open market purchases in the last 60 days for the Accounts. There have been no dispositions and no acquisition, other than by such open market purchases, during such period.

Date
Shares
Price Per Share

Date
Shares
Price Per Share
4/3/2006
5000
6.37

5/1/2006
5000
6.31
4/4/2006
5000
6.35

5/3/2006
13500
6.26
4/6/2006
6165
6.35

5/5/2006
110
6.28
4/7/2006
600
6.34

5/9/2006
4100
6.27
4/10/2006
4490
6.34

5/10/2006
10475
6.26
4/11/2006
3000
6.30

5/11/2006
550
6.27
4/12/2006
-2500
6.27

5/12/2006
-175
6.27
4/13/2006
85
6.25

5/15/2006
160
6.29
4/13/2006
-300
6.27

5/16/2006
-8400
6.28
4/17/2006
5165
6.26

5/19/2006
1300
6.30
4/20/2006
20000
6.26

5/24/2006
3340
6.32
4/24/2006
-5000
6.26

5/25/2006
-50
6.32




5/26/2006
1220
6.30

The Accounts have the right to receive all dividends from, and any proceeds from the sale of the Shares. None of the Accounts has an interest in Shares constituting more than 5% of the Shares outstanding.


Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

Except as described above, there are no contracts, arrangements, understandings or relationships of any kind among the Principals and KIM and between any of them and any other person with respect to any of the MGF securities.


Item 7.  Materials to be Filed as Exhibits

Not applicable.



SIGNATURE


	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Karpus Management, Inc.





By:
Name:  	Dana R. Consler
Title:  		Senior Vice President
Date:  		June 9, 2006